Filed by Kensington Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp.

Commission File No. 001-39345

Your Vote Counts! KENSINGTON CAPITAL ACQUISITION CORP 2020 Special Meeting Vote by November 24, 2020 Vote Now! According to our latest records, we have not received your voting instructions! Important proxy voting material is ready for your action. As an investor in this security, you have Ways to Vote the right to vote on important issues. Make your voice heard now! Go to ProxyVote.com Call 1-800-454-8683 Control Number: [ ] Account Number: [ ] At the Meeting Meeting Date: November 25, 2020

Important Materials : Proxy Statement Attend the Virtual Meeting Attend the Meeting For holders as of October 27, 2020 CUSIP: 490073103 Why Should I Vote? Make your voice heard on critical issues like board elections and executive compensation. The outcome of the vote can affect the value of your shares. (c) 1997-2020 Broadridge Financial Solutions Inc. P.O. Box 1310, Brentwood, NY 11717 ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. Email Settings | Terms and Conditions | Privacy Statement